Exhibit 99.1

NORTHCORE TECHNOLOGIES INC.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS

Held on June 4, 2009

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

In accordance with Section 11.3 of the National Instrument 51-102, the following describes the matters voted upon and the voting results obtained at the Annual Meeting of the Corporation held on June 4, 2009 in Toronto, Ontario (the “Meeting”).

The following matters were put to a vote by a show of hands and proxies received at the Meeting.

General Business
MATTERS VOTED UPON			VOTING RESULT
1.
Election of Directors

The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

T. Christopher Bulger
Duncan Copeland
Jim Moskos
Darroch Robertson

			Carried
Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the directors named above by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes WITHELD	Percentage of Votes WITHHELD
19,361,435	99.84%	31,311	0.16%

2.
Appointment of Auditors

The appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation for the current fiscal year and authorizing the Board of Directors to fix the auditors’ remuneration.

			Carried
Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes WITHELD	Percentage of Votes WITHHELD
19,379,441	99.93%	13,305	0.07%

3.
Increase in Stock Option Plan
Authorizing an Increase in the Maximum Number of options to be granted under the Stock Option Plan from 5,350,000 to 10,350,000 representing an increase of seven and half percent (7.5%) of the shares outstanding as at March 31, 2009.

			Carried
Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes WITHELD	Percentage of Votes WITHHELD
17,958,931	92.61%	1,433,815	7.39%